PIMCO Variable Insurance Trust

Supplement Dated November 7, 2016 to the
PIMCO Real Return Portfolio Administrative
Class Prospectus,PIMCO Real Return Portfolio Advisor
Class Prospectus and PIMCO Real Return Portfolio
Institutional Class Prospectus, each dated April 29, 2016, as supplemented (the Prospectuses)

Disclosure Regarding the PIMCO Real Return Portfolio


Principal Investment Strategies


The Portfolio invests primarily in investment grade securities, but may invest up to 10 percent of its total assets in high yield securities (junk bonds) rated B or higher by Moodys Investors Service, Inc. (Moodys), or equivalently rated by Standard & Poors Ratings
Services (S&P) or Fitch, Inc. (Fitch), or, if unrated, determined by Pacific Investment Management
Company LLC (PIMCO) to be of comparable quality
(except that within such 10% limitation, the Portfolio may invest in mortgage-related securities rated below B).